UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) October 15, 2021

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

301 E. Pine St. Ste. 850 Orlando Fl 32801

(Full mailing address of principal executive offices)

(407) 986-4234

 (Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common, Bonds and Redeemable Preferred Stock

 Item 9.1

Other Events

Change of marketplace for public trading of company stock

On October 15, 2021, Legion Capital Corporation’s publicly traded shares will begin trading on the OTCQB. The Company previously traded on the OTCQX, but was notified by OTC Markets Group, Inc. that it would be moved to the OTCQB due to the Company having fallen below the minimum net tangible assets requirement as of December 31, 2020, to continue to be listed on the OTCQX. The Company was required to maintain net tangible assets of at least $2 million for continued OTCQX listing and net tangible assets fell to $248,000 as of December 31, 2020.

At the time of its semi-annual filing on Form 1-SA, the Company had increased its net tangible assets and shareholder equity back above the $2 million threshold, to a total of $3,829,000 as of June 30, 2021. However, since the semi-annual results are not audited, OTC Markets Group, Inc. would not accept the unaudited mid-year results for purpose of allowing continued OTCQX listing and the Company was moved to the OTCQB as of October 15, 2021, with an option to move back to the OTCQX if net tangible assets remain above $2 million once audited full year 2021 results are filed by the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	LEGION CAPITAL CORPORATION

By (Signature and Title)	/s/ JAMES BYRD, CHAIRMAN/CEO

Date October 15, 2021

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